Exhibit 99.1

Golden Star Reports Preliminary
Third Quarter 2014 Production Results

Toronto, ON - October 7, 2014 - Golden Star today announces its preliminary production results from its Wassa and Bogoso mines for the three month period ended September 30, 2014.

In the third quarter of 2014, the Company sold a total of 61,181 ounces of gold at an average realized price of $1,271 per ounce. Of this, 22,716 ounces were produced at Wassa and 38,464 were produced at Bogoso. Wassa production was impacted in July by the commissioning of a new power line to the mine site resulting in mill downtime. Subsequent to July, this new power line has been stable and milling has returned to normal levels. Heavy rainfall slowed production at the Bogoso, however, post the dewatering of these pits in July, production from this mine was strong.

At September 30, 2014, the Company had sold 188,713 ounces of gold year to date and had a cash balance of $36 million with a further $35 million available in existing credit facilities.

The Company plans to release its third quarter 2014 financial results on Wednesday, November 5, 2014, after market close. Management will host a call on Thursday, November 6, 2014 at 10:00 am EDT to discuss these results.

Sam Coetzer, President and CEO of Golden Star commented on these results as follows:

"Production at both mines improved over the period with both grades and throughput increasing towards quarter end. In line with our strategy, costs are trending downwards; particularly at Bogoso where costs for the quarter are expected to be lower than they have been in a number of years. With the strong combined performance from the mines in September I am confident that we will conclude 2014 on a positive note.”

COMPANY PROFILE

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 - 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations
+1 416-583-3800
investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9